Exhibit 99.2

LOAN AGREEMENT

THIS LOAN AGREEMENT ("Agreement") is entered into and executed in duplicate effective this 6th day of March, 2015 (the “Effective Date”), by and between The Royal Country Club and Recreation Holdings, Inc., a Nevada corporation ("Lender"), and Yao-Teh International Development Company Co., Ltd., a Taiwanese corporation ("Borrower").

RECITALS

A.        Borrower is in the business of acquiring real estate for the purpose of developing, constructing and operating hotel properties thereon.

B.        Borrower has acquired a parcel of real property located in No.20, 1st Neighborhood, Mingde Village, Touwu Township, Miaoli County 36243, Taiwan (R.O.C.) (the “Property”), and Borrower desires to develop the Property and build a hotel thereon (the “Hotel”).

C.        As a condition precedent to the development of the Property and construction of the Hotel, Borrower is required to obtain from applicable regulatory authorities certain permits, licenses and consents relating thereto.

D.        Borrower desires that Lender make available and lend to Borrower funds in an amount not to exceed Two Million Dollars ($2,000,000.00), which will be used to retain the services of a design firm to design a master plan relating to the development of the Hotel.

E.        Lender desires to make available and lend that amount to Borrower for those purposes.

NOW, THEREFORE, IN CONSIDERATION OF THE MUTUAL PROMISES, COVENANTS AND UNDERTAKINGS HEREIN SPECIFIED AND FOR OTHER GOOD AND VALUABLE CONSIDERATION, THE RECEIPT AND SUFFICIENCY OF WHICH ARE HEREBY ACKNOWLEDGED, WITH THE INTENT TO BE OBLIGATED LEGALLY AND EQUITABLY, THE PARTIES HEREBY AGREE WITH EACH OTHER AS FOLLOWS:

1.  DEFINITIONS.  As used herein:

(A)	“Dollars” shall be defined as and shall mean United States Dollars.

(B)  "Indebtedness" shall be defined as and shall mean any and all of Borrower's present and future obligations, liabilities, debts, claims and indebtedness, contingent, fixed or otherwise, however evidenced, created, incurred, acquired, owing or arising, whether pursuant to written or oral agreement, operation of law, or otherwise, and includes, without limiting the generality of the foregoing, (i) Obligations (hereinafter defined); (ii) obligations and liabilities of any Person (hereinafter defined) secured by a lien, claim or security interest upon property owned by Borrower, even though Borrower has not assumed or become liable therefor; (iii) obligations and liabilities created or arising pursuant to any lease (including capitalized leases) or conditional sales contract or other title retention agreement with respect to property used or acquired by Borrower, even though the rights and remedies of the lessor, seller or lender are limited to repossession; (iv) all unfunded pension fund obligations and liabilities; and (v) deferred taxes.

(C)  "Obligations" shall be defined as and shall mean (i) the Loan (hereinafter defined) and (ii) all costs incurred by Lender to collect the Loan, or any portion thereof, upon the occurrence of an Event of Default (hereinafter defined).

(D)  "Person" shall be defined as and shall mean any individual, company, sole proprietorship, corporation, joint venture, association, joint stock company, fraternal order, cooperative, league, club, society, organization, trust, estate, governmental agency, political subdivision or authority, firm, municipality, congregation, partnership, or other form of entity, whether active or passive.

(E)  Any accounting terms used in this Agreement, unless otherwise indicated, shall be defined as and shall have the meanings customarily given to those terms in accordance with generally accepted accounting principles.

2.  Loan and Conditions Therefor.

(A)  During and continuing for that period commencing on the Effective Date and ending on March 5, 2016 (the “Funding Termination Date”) (the "Funding Term"), Lender shall make available and lend to Borrower cash in a principal amount of Two Million Dollars ($2,000,000.00) (the “Loan”).

(B)  Any other provision of this Agreement notwithstanding, the obligation of Lender to lend and make available to Borrower the Loan, or any portion thereof, shall terminate on the earlier to occur of (i) the disbursement by Lender to Borrower of the principal amount of Two Million Dollars ($2,000,000.00) or (ii) the Funding Termination Date.

(C)  The proceeds of the Loan shall be for the purpose of providing to Borrower capital to pay for the services of a design firm to design a master plan relating to the development of the Hotel.

(D)  The obligation of Lender to make and extend the Loan, or any portion thereof, is subject to the complete fulfillment of the following conditions:

(1)	Lender shall have received in form and substance satisfactory to its counsel a certified copy of a resolution adopted by the Board of Directors of Borrower authorizing the execution, delivery and performance of this Agreement and the borrowing contemplated by the provisions hereof, together with evidence of the authority and specimen signatures of the persons who have signed this Agreement on behalf of Borrower.

(2)	Lender shall have received duly executed Continuing Personal Guaranty dated even herewith and delivered by Fun-Ming Lo, President of Borrower (the “Guarantor”), pursuant to which the Guarantor unconditionally and irrevocably guaranties the payment of the Obligations (the “Guaranty”).

(3)	Borrower is not in default of the provisions of this Agreement and no event has occurred which with the giving of notice of the passage of time or both would constitute an Event of Default (hereinafter defined).

3.  Interest.

(A)  Borrower shall pay Lender interest on the daily outstanding balance of the Loan at a per annum rate of two percent (2%).  Interest charges shall be computed on the basis of a year of three hundred sixty-five (365) days and actual days elapsed.

(B)  It is the intention of Borrower and Lender to conform strictly to the usury laws of each and every agency having jurisdiction of the transaction contemplated by this Agreement (each, a “Regulatory Agency”) now or hereafter in force and effect and any interest payable pursuant to the provisions of this Agreement or any other document or instrument executed by Borrower in connection with the Loan shall be subject to reduction to the amount not in excess of the maximum non-usurious amount allowed pursuant to the provisions of the usury laws of each Regulatory Agency as now or hereafter construed by courts having jurisdiction of usury matters.  In the event the maturity of the Obligations is accelerated by reason of any provision of this Agreement or by reason of an election by Lender resulting from the occurrence an Event of Default, or any other event permitting acceleration, pursuant to the provisions of this Agreement, or otherwise, then earned interest shall never include more than the maximum amount permitted by law, computed from the date of disbursement of Loan proceeds until payment, and any interest in excess of the maximum amount permitted by law shall be cancelled automatically and, if theretofore paid, shall, at the option of Lender, in Lender's sole and absolute discretion, either be rebated to Borrower or be credited to the principal amount of the Obligations, or if all such principal has been repaid, then the excess shall be rebated to Borrower no later than fifteen (15) business days of Lender's determination that such interest is in excess of the maximum amount permitted by law.

4.  Terms of Repayment.

(A)  The principal amount of the Loan shall be repaid by Borrower to Lender, in lawful money and legal tender of the United States of America, on March 5, 2016.  Interest shall commence to accrue on the principal amount of the Loan on the date of disbursement of the Loan proceeds.  Interest on the outstanding principal of the Loan shall be paid by Borrower to Lender on the date that the principal amount of the Loan is paid by Borrower to Lender.

(B)  Borrower shall have the option, in Borrower's sole and absolute discretion, provided there has not been the occurrence of an Event of Default which has not been cured pursuant to the provisions of Subparagraph 7(B) of this Agreement, to extend the date upon which the principal amount of the Loan shall be repaid for a period of time not to exceed March 5, 2016.  Borrower's exercise of such option shall be in writing and shall be provided to Lender no later than March 5, 2016 months immediately prior to March 5, 2016.

(C)  In the event Lender incurs any costs and fees to collect the Loan after the occurrence of an Event of Default which has not been cured pursuant to the provisions of Subparagraph 7(B) of this Agreement, and which costs and fees, by the provisions of this Agreement, are added to and become a portion of the Obligations, those costs and fees and shall be paid by Borrower to Lender on the date that the Obligations are required to be repaid.

(D)  To the extent Borrower makes a payment or Lender receives any payment for the benefit of Borrower, which subsequently is invalidated, declared to be fraudulent or preferential, set aside or required to be repaid to a trustee, debtor in possession, receiver or any other party pursuant to any bankruptcy or similar law, common law or equitable cause, then, to such extent, such indebtedness or part thereof intended to be satisfied shall be revived and shall continue as if such payment or proceeds had not been received by Lender.

(E)  All amounts payable by Borrower pursuant to the provisions of this Agreement shall be paid without demand, counter-claim, offset, or deduction.  Borrower hereby forever and irrevocably waives any and all rights now or hereafter conferred on Borrower by statute or otherwise to any such demand, counter-claim or offset.

(F)  Notwithstanding any provision to the contrary in this Agreement (i) Borrower may prepay all or any part of the unpaid principal balance of the Obligations, including, without limiting the generality of the foregoing, the Loan at any time without payment of any premium or penalty and (ii) in the event of any prepayment, interest after such prepayment shall accrue only on the unpaid principal balance of the Obligations existing after such prepayment.

5.  Term.  The term of this Agreement shall commence on the Effective Date and shall continue until the Obligations are repaid completely.

6.  Representations, Warranties and Covenants of Borrower.  In consideration of the Obligations, Borrower represents, warrants and covenants to Lender, and such representations, warranties and covenants shall continue so long as the Obligations, or any portion thereof, shall remain outstanding, as follows:

(A)            As of the Effective Date, Borrower is, and for such time as the Obligations, or any portion thereof, remain unpaid shall continue to be, a corporation duly organized, validly existing and in good standing pursuant to the laws of its jurisdiction of formation.  Borrower has the corporate power and authority to own its properties and conduct its business as currently conducted and is duly qualified to do business as a foreign corporation in good standing and in each jurisdiction in which it owns or leases real property or in which the conduct of its business requires such qualification.  Borrower is in possession of all franchises, grants, authorizations, licenses, permits, easements, consents, certificates, approvals and orders necessary to own, lease and operate the properties it purports to own, operate or lease and conduct its business as that business is now conducted.

(B)            As of the Effective Date, Borrower has, and for such time as the Obligations, or any portion thereof, remain unpaid, shall continue to have the requisite corporate power and authority to (i) own and operate Borrower's properties and assets and (ii) enter into and perform Borrower's obligations pursuant to this Agreement and all other instruments and transactions required by this Agreement. The execution, delivery and performance by Borrower of this Agreement and all other instruments and transactions required or contemplated by the provisions of this Agreement do not violate any law or any provision of, nor be a reason for acceleration pursuant to, any agreement, charter, bylaw, indenture, note or instrument which obligates Borrower. As of the Effective Date, the execution, delivery and performance by Borrower of this Agreement do not require any shareholder or partner approval or the approval or consent of any trustee or the holders of any Indebtedness of Borrower.

(C)            As of the Effective Date, Borrower is unaware of any government approval, filing or registration with any governmental authority or agency that may be required for the making, execution, delivery and performance by Borrower of this Agreement.

(D)            This Agreement, when duly executed and delivered by Borrower, shall constitute the valid, legal, and binding obligation of Borrower, except as limited by bankruptcy, insolvency, reorganization or other similar laws relating to or affecting the enforcement of creditors' rights generally or the scope of equitable remedies which may be available.

(E)            The unaudited Balance Sheet of Borrower as of December 31, 2014, and Borrower's unaudited Statement of Income for the year ending December 31, 2014, (i) were prepared from the books and records of Borrower; (ii) accurately and fairly specify the financial position and results of operations of Borrower as of that date; (iii) contain and specify all necessary adjustments for a fair presentation of Borrower's financial condition and the results of Borrower's operations for the periods contemplated thereby; (iv) are correct and complete; and (v) do not specify any untrue statement of material fact or omit to specify a material fact necessary to make the information specified therein not misleading.

(F)            For that period commencing on December 31, 2014, and terminating as of the Effective Date, there has not been (i) any declaration or payment of dividends or any distribution of assets of any kind whatsoever to any shareholder of Borrower in redemption of, or as the purchase price for, any of Borrower's capital stock, or in discharge or cancellation, whether in whole or in part, of any Indebtedness, whether in payment of principal, interest, or otherwise, owing to any such shareholder; (ii) any transaction to which Borrower is a party which is not in the ordinary course of business; (iii) any adverse change in the financial condition, assets, liabilities or business of Borrower sufficient to impair Borrower's ability to repay the Obligations in accordance with the terms and provisions of this Agreement; (iv) any damage, destruction or loss of physical property, whether or not covered by insurance, materially and adversely affecting the business or properties of Borrower; (v) any sale or transfer of any of the assets of Borrower or any cancellation of any Indebtedness, claims or contracts, except in the ordinary course of business; (vi) any mortgage, pledge or subjection to lien, charge or encumbrance of any kind, except (a) liens for taxes not yet due, (b) incurred in the ordinary course of business, or (c) otherwise disclosed to Lender in writing; (vii) any amendment or termination of any contract or agreement to which Borrower is a party; (viii) any loan or advance by Borrower to any Person, or any guaranty by Borrower of any loan or obligation of any other Person, except in the ordinary course of Borrower's business; (ix) any other event or condition of any character which materially and adversely affects the properties or business of Borrower sufficient to impair Borrower's ability to repay the Obligations in accordance with the terms and provisions of this Agreement; (x) any purchase by Borrower of fixed assets, including real property in excess of an aggregate of One Hundred Thousand Dollars ($100,000.00); (xi) any agreement by Borrower to do any of the things described in the preceding Items (i) through (x), inclusive, of this Subparagraph F, except as otherwise provided; or (xii) any fact or circumstance known to Borrower that, in Borrower's opinion, has, or might reasonably have or in the future, an adverse effect on the financial condition, results of operations, business, properties, assets or liabilities of Borrower sufficient to impair Borrower's ability to repay the Obligations in accordance with the terms and provisions of this Agreement.

(G)            As of the Effective Date, Borrower is unaware of any liabilities, absolute, accrued, or contingent, except those liabilities (i) disclosed in Borrower's financial statements; (ii) incurred in the ordinary course of business between the period commencing December 31, 2014, and ending on the Effective Date; (iii) occurring because of lease obligations for real and personal property entered into in the normal course of business; or (iv) occurring because of sales, procurement and other contracts and arrangements entered into in the normal course of business.  Borrower is unaware of any basis for assertion against Borrower of any liability, obligation or claim that, directly or indirectly, or in the aggregate, might result in or cause any adverse change in the financial condition of Borrower except those liabilities described in Items (i) through (iv), inclusive, of this Subparagraph (G).

(H)            As of the Effective Date, Borrower is not a party to, or obligated by, any contract in which Borrower is a guarantor, surety or accommodation endorser in connection with any obligation or indebtedness of any other Person, and Borrower has not granted, authorized or empowered any Person to act as Borrower's attorney-in-fact to exercise any of Borrower's rights or take any action in connection with the conduct of the business of Borrower.

(I)            As of the Effective Date, Borrower knows of no facts or circumstances which might result in any adverse change in the financial condition of Borrower's business.

(J)            Borrower knows of no facts which have not been disclosed to Lender in writing with respect to the business, assets, liabilities, financial condition or performance of Borrower which could reasonably be anticipated to have an adverse effect upon the assets, financial condition, operation, operating results, customer relations, employee relations or business of Borrower.

(K)            Borrower's sole place of business, or, if Borrower has more than one place of business, Borrower's chief executive office, is, and shall continue to be, located at Borrower's Address (hereinafter defined) and all of Borrower's books, records and other information (the "Records") are, and shall be kept and maintained at, Borrower's Address, unless and until Lender shall otherwise consent in writing, which consent shall not be unreasonably withheld.  Borrower shall provide Lender with thirty (30) calendar days prior written notice in the event Borrower changes any location where the Records are or may be kept.  "Borrower's Address" is defined to be 4F., No.106, Zhouzi St., Neihu Dist., Taipei City 114, Taiwan (R.O.C.), or such other addresses as established pursuant to Paragraph 13 of this Agreement.

(L)            Borrower has maintained, and hereafter shall use Borrower's best efforts to maintain, at Borrower's expense, all of Borrower's assets necessary in the conduct of Borrower's business in reasonable working or operating condition, except, in Borrower's best judgment, such assets that become obsolete.  Borrower shall not use any of Borrower's assets, or any part thereof, in any unlawful business or for any unlawful purpose and shall not secrete or abandon such assets, or any part thereof, except, in Borrower's best judgment, when such assets, or any part thereof, become obsolete for use in, or for sale in the ordinary course of, Borrower's business.

(M)            Within the times and manners prescribed by law, Borrower has filed, and shall hereafter use reasonable efforts to file, timely all tax returns required by applicable law.  Borrower has paid timely, and shall hereafter pay timely, all taxes now or hereafter owed by Borrower.  Borrower may defer payment of any contested taxes provided Borrower (i) in good faith contests Borrower's obligation to pay such taxes by appropriate proceedings instituted and conducted promptly and diligently and (ii) notifies Lender in writing of any development in such proceedings.  Borrower is unaware of any claims or adjustments proposed for any of Borrower's prior tax years which could result in additional taxes becoming due and payable by Borrower.

(N)            Borrower shall comply with any and all present and future laws, ordinances, orders, rules, regulations and requirements of all governments, courts, departments, divisions, commissions, boards and officers, including, without limiting the generality of the foregoing, all zoning, building code, environmental protection, hazardous waste, hazardous or toxic substances, and equal employment opportunity statutes, ordinances, regulations, orders and restrictions, foreseen or unforeseen, ordinary and extraordinary, which may affect Borrower's ownership of real or personal property, conduct and licensing of Borrower's business and employment of Borrower's personnel.

(O)            There is no claim, suit, litigation, proceeding or investigation pending in any court or before any regulatory commission, board or governmental agency, and Borrower is unaware of any claim, suit, litigation, proceeding threatened by or against Borrower, which might result, either separately or in the aggregate, in any impairment in the ability or right of Borrower to carry on and conduct Borrower's business in substantially the same manner as that business is now conducted.  Borrower shall inform Lender immediately in writing of any claim, proceeding, litigation or investigation hereafter threatened or instituted by or against Borrower.

(P)            Borrower shall use all proceeds of the Loan solely to pay for the services of a design firm to design a master plan relating to the development of the Hotel.

(Q)            Except as otherwise specified by the provisions of this Agreement, all representations, warranties and covenants of Borrower specified in this Agreement shall be true and correct as of the Effective Date and shall be deemed continuing and shall remain true and correct and in full force and effect until payment and satisfaction in full of all of the Obligations.

(R)            As of the Effective Date and during the term of this Agreement, Borrower shall maintain Borrower's financial books and records in conformity with generally accepted accounting principles applied on a consistent basis by Borrower.

(S)            Borrower shall pay and discharge all assessments and government charges imposed upon Borrower's properties, and in each case before the same becomes delinquent and before penalties accrue thereon, unless and only to the extent that such assessments or government charges are in good faith disputed or contested by appropriate proceedings.

(T)            As of the Effective Date, all material amounts due and payable by Borrower for employee compensation and benefits have been duly and adequately paid or provided for.

(U)            Each insurance policy maintained by Borrower is a valid and binding obligation of the insurer, and (ii) neither Borrower nor any such insurer is in default with respect to any term or condition thereof, nor has any event occurred which, through the passage of time or the giving of notice, or both, would constitute a default thereunder or give rise to a right to cancel such policy.  The insurance policies maintained by Borrower are in amounts deemed by Borrower, in Borrower's best judgment, to be sufficient in view of the business of Borrower.

(V)            At Borrower's sole cost and expense, Borrower shall provide promptly Lender with such other information concerning Borrower's affairs as Lender may reasonably request from time to time, but in no event more frequently than thirty calendar day intervals, and Borrower shall notify Lender immediately of any adverse change in Borrower's financial condition and of any condition or event which constitutes an Event of Default pursuant to this Agreement or any other agreement now or hereafter entered into by and between Lender and Borrower.  All reports furnished to Lender shall be complete, accurate and correct in all respects at the time furnished.  Any and all information specified in any such report shall be made in a representative capacity for and on behalf of Borrower, and not in the individual capacities of the Persons executing such report.  The provisions of this Agreement shall be construed in such a manner as to not impose any personal liability on any Person signing any such report, unless and to the extent that any information specified in any such report shall be determined to be fraudulent.

(W)  At all times during the term of this Agreement, Lender, and any Person designated by Lender, shall have access to, and the right, without hindrance or delay, to inspect, during Borrower's regular business hours, Borrower's books, programs, records and accounts, including, without limiting the generality of the foregoing, all computer programs, print-outs, journals, ledgers, documents, memoranda, orders, receipts and any correspondence and other information relating to Borrower's business or any transaction in to which Borrower has entered, no matter how or where such books, programs, records and accounts may be maintained, generated or stored; provided, however, (i) Lender or Lender's designated agents provide Borrower with thirty business days prior written notice of Lender's desire to examine and inspect such books, programs, records, and accounts, and (ii) Lender and Lender's designated agents execute a confidentiality agreement satisfactory to Borrower.

(X)  Borrower shall not, without the prior written consent of Lender, hereafter (i) merge, consolidate, dissolve, or acquire any other Person; (ii) guaranty or otherwise become liable in any way with respect to the obligations of another Person; (iii) redeem, retire, purchase or otherwise acquire, directly or indirectly, any of Borrower's capital stock; (iv) make any change in Borrower's name or identity or alter any of Borrower's business objectives or purposes in such a manner as to affect the ability of Borrower to repay the Obligations; or (v) lend or distribute any of Borrower's assets, except in the ordinary course of Borrower's business.

(Y)  Borrower shall notify Lender promptly in writing of any change of (i)  Borrower's officers, directors and key employees; (ii) any sale or purchase not in the regular course of Borrower's business; or (iii) any adverse change in the business or financial affairs of Borrower.

(Z)  Borrower shall maintain Borrower's existence and Borrower's qualification and good standing in all jurisdictions necessary to conduct Borrower's business and own Borrower's assets.

(AA)  Borrower shall notify Lender promptly in writing of any labor dispute that may affect the operations of Borrower's business.

(BB)  Borrower shall notify Lender promptly in writing of any violation of any law, statute, regulation or ordinance of any governmental entity, or of any agency thereof, applicable to Borrower which may affect Borrower’s business, assets, operation or condition, financial or otherwise.

(CC)  Borrower shall notify Lender in writing within thirty business days of Borrower's default pursuant to any note, indenture, loan agreement, mortgage, lease, or other agreement to which Borrower is a party or obligated.

(DD)  Without the prior written approval of Lender, Borrower shall not enter into any transaction which affects the Borrower's ability to repay the Obligations.

(EE)  Without the prior written approval of Lender, Borrower shall not incur any indebtedness for borrowed money, other than (i) the acquisition of goods, supplies, or merchandise on normal credit;  (ii) the execution of bonds, undertakings, or contracts in the usual course of Borrower's business; (iii) trade payables relating to the ordinary course of Borrower's business; or (iv) the Obligations.

(FF)  Without the prior written approval of Lender, Borrower shall not prepay any Indebtedness owed to any officer or director of Borrower.

7.  Events of Default and Remedies.  (A)  If any one or more of the following events shall occur, any such event shall constitute an "Event of Default" hereunder and Borrower shall provide Lender with immediate notice thereof (i) Borrower's failure to repay the Obligations, or any portion thereof on the date the Obligations, or any portion thereof, are due and payable; (ii) entry of a court order which enjoins, restrains or in any way prevents Borrower from conducting Borrower's business; (iii) Borrower fails to provide to Lender any documents, instruments or other information or take any action required pursuant to the provisions of this Agreement; (iv) if Borrower shall (a) make an assignment for the benefit of creditors, (b) admit in writing Borrower's inability to pay Borrower's debts as those debts become due, (c) file a voluntary petition in bankruptcy or similar proceeding, (d) be adjudicated “insolvent” (defined hereinafter), (e) file any answer admitting or not contesting the material allegations of a petition filed against Borrower in any bankruptcy or similar proceeding in which Borrower is the party seeking relief, (f) seek, consent to, or acquiesce in, the appointment of any bankruptcy or similar trustee, receiver, or liquidator of Borrower or of Borrower's properties; or (v) if Borrower shall take any action to accomplish Borrower's dissolution or liquidation.  For purposes of this Subparagraph (A) the term "insolvent" shall be defined as and shall mean Borrower's inability to pay Borrower's debts, or any of them, as those debts become due and payable and which inability shall continue for a period of ten (10) business days.

(B)  If any Event of Default shall occur, Lender shall give Borrower written notice of such Event of Default, and such notice shall set forth the details of such Event of Default with specificity.  After receiving such notice, Borrower shall have ten (10) business days within which to cure such Event of Default.  Notwithstanding the above, Borrower shall give Lender immediate notice of any Event of Default of which Borrower is aware.

(C)  If any Event of Default shall occur and shall not be cured as provided in Subparagraph 7(B) above, Lender may pursue such remedies as may be available to Lender at law or in equity.  Without limiting the generality of the foregoing, Lender, at Lender's option, and without notice or demand of any kind, all of which are hereby waived expressly and irrevocably by Borrower, may do any one or more of the following  (i) accelerate and declare to be due, payable and performable immediately all or any part of the Obligations, notwithstanding any deferred payment allowed by any instrument evidencing or relating to any Obligation; and (ii) take any and all action and pursue any and all rights and remedies provided by the provisions of the Guaranty. Any and all attorney's fees, expenses, costs, liabilities and obligations incurred by Lender with respect to the foregoing shall be added to, and become part of, the Obligations.

8.  Indemnification.  Borrower hereby indemnifies and holds Lender harmless from and against any and all claims, costs, losses, demands, actions, causes of action, lawsuits, damages, penalties, judgments and liabilities of any kind or nature whatsoever arising from Borrower's breach of any covenant or provision contained in this Agreement, and such indemnification shall continue in full force and effect notwithstanding any termination of this Agreement.

9.  Waivers. Any failure to exercise or delay in exercising any right, power or privilege specified in this Agreement, or any failure or delay by either party at any time to require the other party's performance of any obligation pursuant to this Agreement, shall not affect the right to subsequently exercise that right, power or privilege, or to require performance of that obligation.  A waiver of any of the provisions of this Agreement shall not be deemed, nor shall constitute, a waiver of any other provision, whether nor not similar, nor shall any waiver constitute a continuing waiver.  A waiver shall not obligate either party, unless executed in writing by the party making the waiver.

10.  Survival of Representations and Warranties and Termination of Agreement.  Each party's representations and warranties specified in this Agreement shall survive the execution and delivery hereof by the parties hereto.  No termination of this Agreement shall affect or impair the powers, obligations, duties, rights, warranties, representations or liabilities of the parties, and all shall survive such termination, except as otherwise provided in this Agreement.

11.  Sole Discretion of Lender.  Whenever, pursuant to the provisions of this Agreement, Lender's consent, approval or judgment is required or contemplated, the decision as to whether or not to consent or approve shall be in the sole discretion of Lender, except as otherwise limited, restricted or specified to the contrary in this Agreement, and Lender's decision shall be final and conclusive, except as otherwise limited, restricted or specified to the contrary in this Agreement.

12.  Governmental Rules and Regulations.  The provisions of this Agreement are subject to any and all valid present and future orders, rules and regulations of any duly constituted authority having jurisdiction of the transactions contemplated by the provisions of this Agreement.

13.  Notices.  Any and all notices and requests for information permitted or required to be given pursuant to the provisions of this Agreement shall be in writing and shall be deemed to have been given when delivered by (a) registered or certified mail, return receipt requested, postage prepaid, and addressed to the party to be notified at the appropriate address specified below; (b) delivering the same in person to such party, or by prepaid telegram, addressed to the party to be notified at said address; (c) delivery by Federal Express or other recognized courier service, addressed to the party to be notified at such address; or (d) facsimile or electronic (email) transmission.  Notice given by certified or registered mail as aforesaid shall be deemed served two (2) business days after mailing. Any notice given in any other above authorized manner shall be deemed received upon actual receipt, but shall also be deemed received upon attempted delivery if such delivery is not accepted.  The addresses of the parties are as follows:

If to Lender:                                                      The Royal Country Club and Recreation Holdings, Inc.
Room E, 4F., No. 106, Zhouzi Street, Neihu District
Taipei City, 114, Taiwan (Republic of China)
Email: RCC@ydhv.net

If to Borrower:                                                      Yao-Teh International Development Company Co., Ltd.
Room E, 4F., No. 106, Zhouzi Street, Neihu District
Taipei City, 114, Taiwan (Republic of China)
Email: yaotehco@ms19hinet.net

The address of any party may be changed by notice given in the manner provided in this section.

14.  Entire Agreement.  This Agreement and the Guaranty are the final written expression and the complete and exclusive statement of all the agreements, conditions, promises, representations, warranties and covenants between the parties with respect to the subject matter of this Agreement, and this Agreement and the Guaranty supersede all prior or contemporaneous agreements, negotiations, representations, warranties, covenants, understandings and discussions by and between and among the parties, their respective representatives, and any other Person, with respect to the subject matters specified in this Agreement and the Guaranty.  This Agreement may be amended only by an instrument in writing which expressly refers to this Agreement and specifically specifies that such instrument is intended to amend this Agreement and is signed by each of the parties.  Each of the parties represents, warrants and covenants that in executing this Agreement that such party has relied solely on the terms, conditions and provisions specified in this Agreement and the Guaranty.  Each of the parties, additionally, represents, warrants and covenants that in executing and delivering this Agreement that such party has placed no reliance whatsoever on any statement, representation, warranty, covenant or promise of the other party, or any other person, not specified expressly in this Agreement and the Guaranty, or upon the failure of any party or any other person to make any statement, representation, warranty, covenant or disclosure of any nature whatsoever.  The parties have included this paragraph to preclude (a) any claim that any party was in any manner whatsoever induced fraudulently to enter into, execute and deliver this Agreement, and (b) the introduction of parol evidence to vary, interpret, supersede, modify, amend, annul, supplement or contradict the terms, conditions and provisions of this Agreement.

15. Attorneys' Fees.  In the event either party incurs any expense, including attorneys' fees, by reason of any default or alleged default by the other party, the party prevailing in any action or proceeding brought to resolve the issue of any such default or alleged default shall be entitled to recover such prevailing party's expenses incurred to prosecute or defend such action or proceeding, including, without limiting the generality of the foregoing, actual attorneys' fees and costs incurred preparatory to such prosecution and defense.  Moreover, while a court of competent jurisdiction may assist in determining whether or not the fees actually incurred are reasonable considering the circumstances then existing, that court shall not to be governed by any judicially or legislatively established fee schedule, and said fees and costs are to include those as may be incurred on appeal of any issue and all of which fees and costs shall be included as part of any judgment, by cost bill or otherwise, and where applicable, any appellate decision rendered in or arising out of such action or proceeding.  For purposes of this Agreement, in any action or proceeding instituted by a party based upon any default or alleged default of this Agreement by the other party, the prevailing party shall be that party in any such action or proceeding (i) in whose favor a judgment is entered, or (ii) prior to trial, hearing or judgment such other party shall pay all or any portion of amounts claimed by the party seeking payment, or such other party shall eliminate the condition, cease the act, or otherwise cure the omission claimed by the party initiating such action or proceeding.

16.  Severability.  Should any provision of this Agreement, for any reason, be determined to be invalid, such determination shall not affect the validity of any remaining provisions of this Agreement, which remaining provision shall remain in full force and effect as if this Agreement had been executed with the invalid provision hereof eliminated.  It is hereby declared the intention of the parties that they would have executed the remaining provisions of this Agreement without including any such provision which, for any reason, may be hereafter determined to be invalid.

17.  Captions and Interpretation.  The use of the word "including" in this Agreement shall not be deemed to limit the generality of the term or clause to which such word has reference, whether or not non-limiting language, such as "without limitation," "but not limited to," or "without limiting the generality of the foregoing," or words of similar import, is used with reference thereto.  As used in this Agreement, the words "material" and "materially" shall mean, if the context so permits, sufficient to substantially impair Borrower's ability to repay the Obligations, as and when due.  Captions of the paragraphs of this Agreement are for convenience and reference only, and the words contained therein shall in no way be held to explain, modify, amplify, or aid in the interpretation, construction, or meaning of the provisions of this Agreement.  The language in all parts of this Agreement, in all cases, shall be construed in accordance with its fair meaning as if prepared by both parties and not strictly for or against any party.  The rule of construction which requires a court to resolve any ambiguities against the drafting party shall not apply in interpreting the provisions of this Agreement.

18.  Further Assurances.  Each party agrees to take any and all action necessary or appropriate to execute and discharge such party's responsibilities and obligations created pursuant to the provisions of this Agreement, and to further effectuate, perform, consummate and carry out the intents and purposes of this Agreement and the transaction contemplated by the provisions of this Agreement.

19.  Number and Gender.  Whenever the singular number is used in this Agreement and when required by the context, the same shall include the plural, and vice versa; the masculine gender shall include the feminine and neuter genders, and vice versa.

20.   Assignability.  This Agreement and the rights and obligations of each of the parties are personal to the parties and may not be transferred or assigned without the prior written consent of each of the parties.

21.  Successors and Assigns.  This Agreement and each of its provisions shall obligate the successors and assigns of each of the parties hereto.  Nothing specified in this paragraph, however, shall be deemed a consent to the assignment or delegation by any party of such party's rights and obligations created by the provisions of this Agreement.

22.  Choice of Law.  This Agreement shall be deemed to have been entered into in the State of Nevada, and all questions concerning the validity, interpretation, or performance of any of the terms or provisions of this Agreement or of any of the rights or obligations of the parties to this Agreement, shall be governed by, and resolved in accordance with, the laws of the State of Nevada.

23.  Concurrent Remedies.  No right or remedy specified in this Agreement conferred on or reserved to the parties is exclusive of any other right or remedy specified in this Agreement or by law or equity provided or permitted; but each such right and remedy shall be cumulative of, and in addition to, every other right and remedy specified in this Agreement or now or hereafter existing at law or in equity or by statute or otherwise, and may be enforced concurrently therewith or from time to time.  The termination of this Agreement for any reason whatsoever shall not prejudice any right or remedy which either party, may have, either at law, in equity or pursuant to the provisions of this Agreement.

24.  Force Majeure.  (A)  If either party is rendered unable, completely or partially, by the occurrence of an event of "force majeure" (hereinafter defined) to perform such party's obligations created by the provisions of this Agreement, other than the payment of money, such party shall give to the other party prompt written notice of the event of "force majeure" with reasonably complete particulars concerning such event; thereupon, the obligations of the party giving such notice, so far as those obligations are affected by the event of "force majeure," shall be suspended during, but no longer than, the continuance of the event of "force majeure."  The party affected by such event of "force majeure" shall use such party's best efforts to resolve, eliminate and terminate the event of "force majeure" as quickly as practicable.

(B)  The term "force majeure" as used herein shall be defined as and mean any act of God, strike, lockout or other industrial disturbance, civil disturbance, act of the public enemy, war, blockade, public riot, lightening, fire, storm, flood, tornado, typhoon, hurricane, explosion, governmental action, earthquake, governmental delay, restraint or inaction, unavailability or equipment, and any other cause or event, whether of the kind enumerated specifically herein, or otherwise, which is not within the control of the party claiming such suspension.

25.  Consent to Agreement.  By executing this Agreement, each party to this Agreement, for itself, represents that such party has read or caused to be read this Agreement in all particulars and consents to the rights, conditions, duties and responsibilities imposed upon such party as provided in this Agreement.  Each party represents, warrants and covenants that such party executes and delivers this Agreement of its own free will and under no threat, undue influence, menace, coercion or duress, whether economic or physical.  Moreover, each party represents, warrants, and covenants that such party executes this Agreement acting on such party's own independent judgment.

IN WITNESS WHEREOF, the parties have executed this Loan Agreement in duplicate, each of which shall have the force and effect of an original, effective as of the Effective Date.

The Royal Country Club and Recreation Holdings, Inc.,
a Nevada corporation

By:            /s/ Fun-Ming Lo

Its:            President

Yao-Teh International Development Company Co., Ltd.,
a Taiwanese corporation

By:            /s/ Fun-Ming Lo

Its:            President